Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended March 31,

(In thousands, except per-share amounts)	2004	2003

Loss from continuing operations	$(15,993)	$(7,572)
Loss from discontinued operations	(602)	(749)

Net Loss	(16,595)	(8,321)
Less preferred dividends	(60)	(60)

Net loss applicable to common shareholders	$(16,655)	$(8,381)

Basic loss per share:

Weighted-average common shares outstanding	33,880	33,567

Per share amount
Continuing operations	$(.47)	$(.23)
Discontinued operations	(.02)	(.02)

Net loss	$(.49)	$(.25)

Diluted loss per share:
Weighted-average common share outstanding (a)	33,880	33,567

Per share amount
Continuing operations	$(.47)	$(.23)
Discontinued operations	(.02)	(.02)

Net loss	$(.49)	$(.25)

(a)	In 2004, 15.0 million common shares into which $30.0 million of debt securities are convertible are excluded because their inclusion would result in a smaller loss per common share. In both 2004 and 2003, potentially dilutive restricted shares are also excluded for similar reasons.

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